ADVENT CAPITAL DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON)

DECEMBER 31, 2021

CONTENTS

	PAGE
Facing Page - Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Financial Statement	4-9

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 70257

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YYYY) AND ENDING 12/31/2021 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Advent Capital Distributors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Ave, 31st FL
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Von Ziegesar	**212-479-0656**	avonziegesar@adventcap.com
(Name)	(Area Code – Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 West Mount Pleasant Ave, STE 331	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Alex Von Ziegesar _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Advent Capital Distributors, LLC _____ , as of _____ December 31, 2021 _____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/_2022_

_____
Signature

_____
CEO
Title

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see *17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* applicable.



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
Advent Capital Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Advent Capital Distributors, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Advent Capital Distributors, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Advent Capital Distributors, LLC's management. Our responsibility is to express an opinion on Advent Capital Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Advent Capital Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Advent Capital Distributors, LLC's auditor since 2020.
Livingston, New Jersey
March 16, 2022

ADVENT CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	130,968
Receivable from Parent		82,698
Other assets		6,699
TOTAL ASSETS	$	220,365

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	353
TOTAL LIABILITIES		353
Member's equity		220,012
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	220,365

The accompanying notes are an integral part of this financial statement.

ADVENT CAPITAL DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

NOTE 1   ORGANIZATION AND NATURE OF BUSINESS

Advent Capital Distributors, LLC (the "Company") was incorporated in Delaware on April 5, 2018, and commenced operations on January 30, 2020 as a broker dealer. The Company is a wholly-owned subsidiary of Advent Capital Management, LLC (the "Parent"). The Company operates as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities statutes. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company acts as a limited purpose broker-dealer, focusing on (1) the "wholesaling" and marketing of shares of registered investment companies and (2) the private placements of interests in pooled investment vehicles other than registered investment companies. The Company does not perform a securities underwriting, distribution, or trading business or otherwise distribute securities. The Parent operates as a registered investment adviser under the Investment Advisers Act of 1940, as amended, and applicable state securities laws. The Company does not execute portfolio trades for the Parent's client accounts. The Company and the Parent share physical space, systems and employees.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying financial statements are referring to the corresponding accounting topics in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), which may include guidance that is specifically applicable to nonpublic entities.

Use of estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates included in the financial statement.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is not subject to federal and state income taxes because it is a limited liability company and treated as a disregarded entity for income tax reporting purposes. The Parent reports its distributive share of any taxable income or loss arising from its ownership of interests in the Company on its own tax returns.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state incorrect tax audits for all periods subsequent to 2018.

In accordance with ASC 740, *Income Taxes*, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and had concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2021.

Fair value measurement

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivable from Parent and accrued expenses and other liabilities, due to their short-term nature.

Service fee

The Parent entered into an Expense Sharing Agreement with the Company (as amended and restated from time to time, the "Expense Sharing Agreement") to facilitate the ability of the Company to comply with certain financial responsibility rules of the Securities and Exchange Commission ("SEC") and obligations of FINRA that apply to the Company as a registered broker-dealer.

The Expense Sharing Agreement enables the Parent to support the operations of the Company in three major ways.

First, the Parent provides administrative, operational, and other services the Company reasonably requires to conduct its business (the "Administrative Services"), such as but not limited to personnel, office space, and office equipment.

ADVENT CAPITAL DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Second, the Parent pays the Company an amount (the "Support Service Fee") equal to 100% of expenses plus 100% of all other costs, fees and expenses incurred by the Company in connection with its broker-dealer business. Third, the agreement establishes a method of expense recordkeeping and payment reasonably designed to ensure the Company's compliance with the SEC's net capital rule under the Exchange Act and US GAAP.

Leases

Accounting Standards Update, ("ASU") 2016-02, *Leases*, requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its Expense Sharing Agreement for the recognition criteria under this guidance. It was determined that as of January 1, 2021 and during the year ended December 31, 2021, no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

Credit Loss Considerations

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments -- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The CECL standard became effective on January 1, 2020. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

NOTE 3   CASH

Cash consists of one account with a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation.

NOTE 4   RELATED PARTY TRANSACTIONS

The Parent established and maintains the Company in order to achieve the Organizational Purposes. The Company is economically dependent on its Parent.

The Parent provides Administrative Services to the Company, incurs a Support Service Fee on a monthly basis and charges the Company for any Company Direct Expenses on a monthly basis.

The Parent paid the Company a Support Service Fee in an amount equal to one hundred percent (100%) of all costs incurred by the Company.

As part of the Expense Sharing Agreement, the Parent agreed to make available to the Company the services of certain of its officers and employees required by the Company to conduct its business as well as office space, equipment, administrative and support services. The right of offset existed between the Company and the Parent and effectively allowed for the offsetting of receivables and payables between the Company and the Parent. Therefore, only a net receivable related to the activity under this agreement is recorded on the statement of financial condition. The related receivable from the Parent at December 31, 2021 was $82,698 and is included in receivable from Parent on the statement of financial condition.

NOTE 5   NET CAPITAL REQUIREMENT

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $130,615 which was $125,615 in excess of its minimum requirement of $5,000.

NOTE 6   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in a single financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash.

NOTE 7   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2021 or during the year then ended.

NOTE 8   CONTINGENCIES

In the ordinary course of business, the Company is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

NOTE 9   RISKS AND UNCERTAINTIES

<u>Coronavirus</u>

The outbreak of infectious respiratory illness caused by a novel coronavirus known as "COVID-19" is causing materially reduced consumer demand and economic output, disrupting supply chains, resulting in market closures, travel restrictions and quarantines, and adversely impacting local and global economies. As with other serious economic disruptions, governmental authorities and regulators are responding to this crisis with significant fiscal and monetary policy changes, including by providing direct capital infusions into companies, introducing new monetary programs and considerably lowering interest rates, which in some cases resulted in negative interest rates. These actions, including their possible unexpected or sudden

NOTE 9   RISKS AND UNCERTAINTIES (continued)

reversal or potential ineffectiveness, could further increase volatility in securities and other financial markets, reduce market liquidity, heighten investor uncertainty and have a material and adverse impact on the business of the Company and its financial statement. The current economic situation and the unprecedented measures taken by state, local and national governments around the world to combat the spread of COVID-19, as well as various social, political and psychological tensions in the United States and around the world, may continue to contribute to severe market disruptions and volatility and reduced economic activity, may have long-term negative effects on the U.S. and worldwide financial markets and economy and may cause further economic uncertainties in the United States and worldwide. The current U.S. and global economic downturn could have a material and adverse impact on the business of the Company and its financial statement. It is difficult to predict how long the financial markets and economic activity will continue to be impacted by these events and the Company cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets.

NOTE 10   SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 16, 2022, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statement.